Exhibit99.2

Pyxis Tankers Inc. Announces Financial Results for the Three and Six Months Ended June 30, 2018

Maroussi, Greece, August 10, 2018 – Pyxis Tankers Inc. (NASDAQ Cap Mkts: PXS), (the “Company” or “Pyxis Tankers”), an emerging growth pure play product tanker company, today announced unaudited results for the three and six months ended June 30, 2018.

Summary

For the three months ended June 30, 2018, our time charter equivalent revenues were $5.1 million, which resulted in net loss of $1.3 million, or loss per share (basic and diluted) of $0.06, and our Adjusted EBITDA (see “Non-GAAP Measures and Definitions” below) was $1.1 million.

Valentios Valentis, our Chairman and CEO commented:

“Overall, our operating results for the second quarter of 2018 were mixed. As the quarter unfolded, the time charters for our medium range tankers (“MRs”) rolled-off into a very difficult spot market at much lower rates. Weaker demand for MRs was caused by temporary market disruptions in the Atlantic basin, led by lower activity in the Gulf of Mexico, continued drawdown of inventories of refined petroleum products in storage and intrusion of larger ships, mainly newbuild crude carriers, which transported clean products on their maiden voyages. Three out of four of our MR tankers are currently in the spot market, which we hope will improve by this fall. As for our small tankers, we experienced a nice improvement in trading activity compared to the first quarter of 2018. We have continued to focus on our costs during this challenging period. The success of our efforts was clearly demonstrated during the second quarter as our total operational costs, which we define as operating expenses, general and administrative expenses and management fees per vessel per day, improved. For example, our modern eco-efficient MRs achieved an average of just over $7,500 per vessel per day in the second quarter of 2018.

“As for the balance of 2018, we continue to expect chartering activity to be challenging but with a modest upward trend as we move into the fourth quarter, which is seasonally a stronger period. We continue to believe in a longer term, sustainable improvement in charter rates as a result of attractive market fundamentals, such as significantly lower scheduled deliveries of new build MRs combined with projected solid growth in consumption by end-markets and increasing export-oriented petroleum refinery cargoes. Over the long-term, we intend to maintain our strategy of a mix of time and spot charters. Our disciplined cost structure should create operating leverage and enhance profitability when charter rates improve.

“We remain optimistic about the fundamentals of the product tanker market, specifically for MRs, and believe that Pyxis Tankers has the platform and position to take advantage of them.”

1

Results for the three months ended June 30, 2017 and 2018

For the three months ended June 30, 2018, we reported a net loss of $1.3 million, or $0.06 basic and diluted loss per share, compared to a net loss of $0.8 million, or $0.04 basic and diluted loss per share, for the same period in 2017. The increase in our net loss was primarily due to a $0.8 million decrease in time charter equivalent revenues, partially offset by a $0.3 million decrease in general and administrative expenses. Our Adjusted EBITDA was $1.1 million, representing a decrease of $0.3 million from $1.4 million for the same period in 2017.

Results for the six months ended June 30, 2017 and 2018

For the six months ended June 30, 2018, we reported a net loss of $0.7 million, or $0.03 basic and diluted loss per share, compared to a net loss of $2.5 million, or $0.14 basic and diluted loss per share, for the same period in 2017. The improvement in our net loss was primarily due to the gain from debt extinguishment of $4.3 million and a $0.4 million decrease in general and administrative expenses, partially offset by the non-cash vessel impairment charge of $1.5 million related to the write down of the carrying amount of Northsea Alpha and Northsea Beta to their fair values, a $1.0 million decrease in time charter equivalent revenues and a $0.4 million increase in interest and finance costs, net. Our Adjusted EBITDA was $1.2 million, representing a decrease of $0.5 million from $1.7 million for the same period in 2017.

	Three Months ended June 30,		Six Months ended June 30,
	2017	2018	2017	2018
	(Thousands of U.S. dollars, except for daily TCE rates)
Voyage revenues	8,383	6,977	16,023	13,567
Voyage related costs and commissions	(2,512)	(1,882)	(5,443)	(3,939)
Time charter equivalent revenues*	5,871	5,095	10,580	9,628

Total operating days	504	499	984	924

Daily time charter equivalent rate*	11,648	10,208	10,752	10,419

* Subject to rounding; please see “Non-GAAP Measures and Definitions” below.

Management’s Discussion and Analysis of Financial Results for the Three Months ended June 30, 2017 and 2018 (Amounts are presented in million U.S. dollars, rounded to the nearest one hundred thousand, except as otherwise noted)

Voyage revenues: Voyage revenues of $7.0 million for the three months ended June 30, 2018, represented a decrease of $1.4 million, or 16.8%, from $8.4 million in the comparable period in 2017. The decrease in gross voyage revenues during the second quarter of 2018 was primarily due to lower time charter equivalent rates, as well as to a slight decrease in total operating days attributed to increased idle days between voyage charter employments.

Voyage related costs and commissions: Voyage related costs and commissions of $1.9 million for the three months ended June 30, 2018, represented a decrease of $0.6 million, or 25.1%, from $2.5 million in the comparable period in 2017. The decrease was primarily attributed to lower spot charter activity, which incurs voyage costs.

Vessel operating expenses: Vessel operating expenses of $3.0 million for the three months ended June 30, 2018, represented a decrease of $0.1 million, or 4.5%, from $3.2 million in the comparable period in 2017.

General and administrative expenses: General and administrative expenses of $0.6 million for the three months ended June 30, 2018, represented a decrease of $0.3 million, or 36.8%, from $0.9 million in the comparable period in 2017. The decrease in general and administrative expenses was primarily attributed to the one-off expenses of $0.3 million that were incurred in the second quarter of 2017 relating to the public equity offering that was terminated in July 2017.

2

Management fees: For the three months ended June 30, 2018, management fees payable to Pyxis Maritime Corp. (“Maritime”), our ship manager, and to International Tanker Management Ltd. (“ITM”), our fleet’s technical manager, of $0.4 million in the aggregate, remained stable compared to the three months ended June 30, 2017.

Amortization of special survey costs: Amortization of special survey costs of less than $0.1 million for the three months ended June 30, 2018, remained relatively stable compared to the comparable period in 2017.

Depreciation: Depreciation of $1.4 million for the three months ended June 30, 2018, remained flat compared to the three months ended June 30, 2017.

Bad debt provisions: The gain from bad debt provisions for the three months ended June 30, 2018, represented receipts of doubtful trade accounts receivable within the quarter.

Loss from financial derivative instrument: The small loss from financial derivative instrument for the three months ended June 30, 2018, relates to the net loss from the change in fair value of the interest rate cap for a notional amount of $10.0 million we purchased in January 2018. There was no such instrument in the comparable period in 2017.

Interest and finance costs, net: Interest and finance costs, net, of $1.0 million for the three months ended June 30, 2018, represented an increase of $0.2 million, or 33.7%, from $0.7 million in the comparable period in 2017. The increase was mainly attributed to the increase of the LIBOR-based interest rates applied to our outstanding bank debt.

Management’s Discussion and Analysis of Financial Results for the Six Months ended June 30, 2017 and 2018 (Amounts are presented in million U.S. dollars, rounded to the nearest one hundred thousand, except as otherwise noted)

Voyage revenues: Voyage revenues of $13.6 million for the six months ended June 30, 2018, represented a decrease of $2.5 million, or 15.3%, from $16.0 million in the comparable period in 2017. The decrease in gross voyage revenues during the first six months of 2018 was primarily due to lower time charter equivalent rates, as well as to a decrease in total operating days attributed to increased idle days between voyage charter employments and dry-docking days.

Voyage related costs and commissions: Voyage related costs and commissions of $3.9 million for the six months ended June 30, 2018, represented a decrease of $1.5 million, or 27.6%, from $5.4 million in the comparable period in 2017. The decrease was primarily attributed to lower spot charter activity, which incurs voyage costs.

Vessel operating expenses: Vessel operating expenses of $6.3 million for the six months ended June 30, 2018, represented an increase of $0.2 million, or 3.1%, from $6.1 million in the comparable period in 2017. The increase was primarily attributed to certain unscheduled repairs performed in one of the vessels in our fleet.

General and administrative expenses: General and administrative expenses of $1.2 million for the six months ended June 30, 2018, represented a decrease of $0.4 million, or 26.1%, from $1.7 million in the comparable period in 2017. The decrease in general and administrative expenses was primarily attributed to the one-off expenses of $0.3 million that were incurred in the second quarter of 2017 relating to the public equity offering that was terminated in July 2017, as well as to improved cost efficiencies.

Management fees: For the six months ended June 30, 2018, management fees payable to Maritime, our ship manager, and ITM, our fleet’s technical manager, of $0.8 million in the aggregate, remained stable compared to the six months ended June 30, 2017.

Amortization of special survey costs: Amortization of special survey costs of $0.1 million for the six months ended June 30, 2018, remained stable compared to the comparable period in 2017.

Depreciation: Depreciation of $2.7 million for the six months ended June 30, 2018, remained stable compared to the comparable period in 2017.

3

Vessel impairment charge: Vessel impairment charge of $1.5 million (non-cash) for the six months ended June 30, 2018, relates to the write down of the carrying amounts of Northsea Alpha and Northsea Beta to their fair values. There was no such charge recorded in the comparable period in 2017.

Bad debt provisions: Bad debt provisions of less than $0.1 million for the six months ended June 30, 2018, compared to $0.2 million for the six months ended June 30, 2017, represented a decrease in doubtful trade accounts receivable recognized within the period.

Gain from debt extinguishment: Gain from debt extinguishment of $4.3 million for the six months ended June 30, 2018, relates to the refinancing of existing indebtedness of Secondone, Thirdone and Fourthone with a new 5-year secured term loan. Approximately $4.3 million was written-off by the previous lender at closing, which was recorded as gain from debt extinguishment in 2018. There was no such gain recorded in the comparable period in 2017.

Gain from financial derivative instrument: The gain from financial derivative instrument for the six months ended June 30, 2018, relates to the net gain from the change in fair value of the interest rate cap for a notional amount of $10.0 million we purchased in January 2018. There was no such instrument in the comparable period in 2017.

Interest and finance costs, net: Interest and finance costs, net, of $1.8 million for the six months ended June 30, 2018, represented an increase of $0.4 million, or 29.3%, from $1.4 million in the comparable period in 2017. The increase was mainly attributed to the increase of the LIBOR-based interest rates applied to our outstanding bank debt, as well as the write-off of the unamortized deferred financing costs following the refinancing and extinguishment of the existing indebtedness of Secondone, Thirdone and Fourthone.

4

Unaudited Consolidated Statements of Comprehensive Loss

For the three months ended June 30, 2017 and 2018

(Expressed in thousands of U.S. dollars, except for share and per share data)

	Three Months Ended	Three Months Ended
	June 30, 2017	June 30, 2018

Voyage revenues	8,383	6,977

Expenses:
Voyage related costs and commissions	(2,512)	(1,882)
Vessel operating expenses	(3,183)	(3,039)
General and administrative expenses	(918)	(580)
Management fees, related parties	(178)	(179)
Management fees, other	(233)	(233)
Amortization of special survey costs	(18)	(29)
Depreciation	(1,388)	(1,365)
Bad debt provisions	-	41
Operating loss	(47)	(289)

Other expenses:
Loss from financial derivative instrument	-	(4)
Interest and finance costs, net	(721)	(964)
Total other expenses, net	(721)	(968)

Net loss	(768)	(1,257)

Loss per common share, basic and diluted	$(0.04)	$(0.06)

Weighted average number of common shares, basic and diluted	18,277,893	20,877,893

5

Unaudited Consolidated Statements of Comprehensive Loss

For the six months ended June 30, 2017 and 2018

(Expressed in thousands of U.S. dollars, except for share and per share data)

	Six Months Ended	Six Months Ended
	June 30, 2017	June 30, 2018

Voyage revenues	16,023	13,567

Expenses:
Voyage related costs and commissions	(5,443)	(3,939)
Vessel operating expenses	(6,148)	(6,338)
General and administrative expenses	(1,687)	(1,247)
Management fees, related parties	(353)	(357)
Management fees, other	(465)	(465)
Amortization of special survey costs	(36)	(55)
Depreciation	(2,761)	(2,738)
Vessel impairment charge	-	(1,543)
Bad debt provisions	(181)	(15)
Operating loss	(1,051)	(3,130)

Other (expenses) / income:
Gain from debt extinguishment	-	4,306
Gain from financial derivative instrument	-	7
Interest and finance costs, net	(1,420)	(1,836)
Total other (expenses) / income, net	(1,420)	2,477

Net loss	(2,471)	(653)

Loss per common share, basic and diluted	$(0.14)	$(0.03)

Weighted average number of common shares, basic and diluted	18,277,893	20,877,893

6

Consolidated Balance Sheets

As of December 31, 2017 and June 30, 2018 (unaudited)

(Expressed in thousands of U.S. dollars, except for share and per share data)

	December 31, 2017	June 30, 2018
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	1,693	256
Restricted cash, current portion	141	144
Inventories	1,016	1,167
Trade accounts receivable, net	703	1,698
Prepayments and other assets	342	665
Total current assets	3,895	3,930

FIXED ASSETS, NET:
Vessels, net	115,774	111,493
Total fixed assets, net	115,774	111,493

OTHER NON-CURRENT ASSETS:
Restricted cash, net of current portion	4,859	4,746
Financial derivative instrument	-	54
Deferred charges, net	285	498
Total other non-current assets	5,144	5,298
Total assets	124,813	120,721

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred financing costs, current	7,304	5,620
Trade accounts payable	2,293	3,799
Due to related parties	2,125	6,029
Accrued and other liabilities	809	993
Total current liabilities	12,531	16,441

NON-CURRENT LIABILITIES:
Long-term debt, net of current portion and deferred financing costs, non-current	59,126	51,777
Promissory note	5,000	5,000
Total non-current liabilities	64,126	56,777

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS’ EQUITY:
Preferred stock ($0.001 par value; 50,000,000 shares authorized; none issued)	-	-
Common stock ($0.001 par value; 450,000,000 shares authorized; 20,877,893 shares issued and outstanding at each of December 31, 2017 and June 30, 2018)	21	21
Additional paid-in capital	74,766	74,766
Accumulated deficit	(26,631)	(27,284)
Total stockholders’ equity	48,156	47,503
Total liabilities and stockholders’ equity	124,813	120,721

7

Unaudited Consolidated Statements of Cash Flow

For the six months ended June 30, 2017 and 2018

(Expressed in thousands of U.S. dollars)

	Six Months Ended	Six Months Ended
	June 30, 2017	June 30, 2018

Cash flows from operating activities:
Net loss	(2,471)	(653)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	2,761	2,738
Amortization of special survey costs	36	55
Amortization and write-off of financing costs	78	146
Vessel impairment charge	-	1,543
Gain from debt extinguishment	-	(4,306)
Change in fair value of financial derivative instrument	-	(54)
Bad debt provisions	181	15
Changes in assets and liabilities:
Inventories	568	(151)
Trade accounts receivable, net	(6)	(1,010)
Prepayments and other assets	67	(323)
Special survey cost	-	(268)
Trade accounts payable	78	1,560
Due to related parties	2,170	3,904
Accrued and other liabilities	32	184
Net cash provided by operating activities	3,494	3,380

Cash flow from investing activities:
Net cash provided by / (used in) investing activities	-	-

Cash flows from financing activities:
Proceeds from long-term debt	-	20,500
Repayment of long-term debt	(3,531)	(24,901)
Common stock offering costs	-	(54)
Payment of financing costs	(190)	(472)
Net cash used in financing activities	(3,721)	(4,927)

Net decrease in cash and cash equivalents and restricted cash	(227)	(1,547)

Cash and cash equivalents and restricted cash at the beginning of the period	5,783	6,693

Cash and cash equivalents and restricted cash at the end of the period	5,556	5,146

8

Liquidity, Debt and Capital Structure

Pursuant to our loan agreements, as of June 30, 2018, we were required to maintain minimum liquidity of $4.9 million. Total cash and cash equivalents, including restricted cash, aggregated to $5.1 million as of June 30, 2018.

Total debt (in thousands of U.S. dollars), net of deferred financing costs:

	As of December	As of June
	31, 2017	30, 2018
Bank debt	$66,430	$57,397
Promissory Note - related party	5,000	5,000
Total	$71,430	$62,397

Our weighted average interest rate on our total funded debt for the six months ended June 30, 2018 was 5.05%.

ATM Program: On March 30, 2018, we filed a prospectus supplement with the Securities and Exchange Commission for an at-the-market program to potentially publicly sell up to $2.3 million of our shares of common stock. To date, we have chosen not to sell any shares under this program.

Promissory Note: On June 29, 2018, we entered into an amendment to the promissory note we issued in favor of Maritime Investors Corp. on October 28, 2015, as amended and restated on December 29, 2017, pursuant to which (i) the maturity date was extended to March 31, 2020, and (ii) the fixed interest rate was increased to 4.5% per annum, effective from July 1, 2018 until maturity.

Loan Agreements: In July 2018, we agreed with one of our lenders, subject to the completion of final documentation, to amend the minimum liquidity requirement to $3.5 million for the six existing vessels, including provisions for further adjustments in the event of future vessel acquisitions or sales, in exchange for an increase in minimum deposit from $0.75 million to $1.05 million until at least December 31, 2019.

Non-GAAP Measures and Definitions

Earnings before interest, taxes, depreciation and amortization (“EBITDA”) represents the sum of net income / (loss), interest and finance costs, depreciation and amortization and, if any, income taxes during a period. Adjusted EBITDA represents EBITDA before vessel impairment charge, gain from debt extinguishment and gain / (loss) from financial derivative instrument. EBITDA and Adjusted EBITDA are not recognized measurements under U.S. Generally Accepted Accounting Principles (“GAAP”).

EBITDA and Adjusted EBITDA are presented in this press release as we believe that they provide investors with means of evaluating and understanding how our management evaluates operating performance. These non-GAAP measures should not be considered in isolation from, as a substitute for, or superior to financial measures prepared in accordance with U.S. GAAP. In addition, these non-GAAP measures do not have standardized meanings, and are therefore, unlikely to be comparable to similar measures presented by other companies.

9

	Three Months Ended		Six Months Ended
(In thousands of U.S. dollars)	June 30, 2017	June 30, 2018	June 30, 2017	June 30, 2018
Reconciliation of Net loss to Adjusted EBITDA

Net loss	$(768)	$(1,257)	$(2,471)	$(653)

Depreciation	1,388	1,365	2,761	2,738

Amortization of special survey costs	18	29	36	55

Interest and finance costs, net	721	964	1,420	1,836

EBITDA	$1,359	$1,101	$1,746	$3,976

Vessel impairment charge	-	-	-	1,543

Gain from debt extinguishment	-	-	-	(4,306)

Loss / (gain) from financial derivative instrument	-	4	-	(7)

Adjusted EBITDA	$1,359	$1,105	$1,746	$1,206

Daily time charter equivalent (“TCE”) is a shipping industry performance measure of the average daily revenue performance of a vessel on a per voyage basis. TCE is not calculated in accordance with U.S. GAAP. We utilize TCE because we believe it is a meaningful measure to compare period-to-period changes in our performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which our vessels may be employed between the periods. Our management also utilizes TCE to assist them in making decisions regarding employment of the vessels. We calculate TCE by dividing voyage revenues after deducting voyage related costs and commissions by operating days for the relevant period. Voyage related costs and commissions primarily consist of brokerage commissions, port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract.

Vessel operating expenses (“Opex”) per day are our vessel operating expenses for a vessel, which primarily consist of crew wages and related costs, insurance, lube oils, communications, spares and consumables, tonnage taxes as well as repairs and maintenance, divided by the ownership days in the applicable period.

We calculate fleet utilization by dividing the number of operating days during a period by the number of available days during the same period. We use fleet utilization to measure our efficiency in finding suitable employment for our vessels and minimizing the amount of days that our vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys and intermediate dry-dockings or vessel positioning. Ownership days are the total number of days in a period during which we owned each of the vessels in our fleet. Available days are the number of ownership days in a period, less the aggregate number of days that our vessels were off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys and intermediate dry-dockings and the aggregate number of days that we spent positioning our vessels during the respective period for such repairs, upgrades and surveys. Operating days are the number of available days in a period, less the aggregate number of days that our vessels were off-hire or out of service due to any reason, including technical breakdowns and unforeseen circumstances.

10

Recent Daily Fleet Data:

(Amounts in U.S.$)		Three Months Ended June 30,		Six Months Ended June 30,
		2017	2018	2017	2018
Eco-Efficient MR2: (2 of our vessels)
	TCE	12,354	11,773	13,151	12,863
	Opex	6,012	5,719	5,818	5,864
	Utilization %	93.4%	95.6%	89.0%	93.6%
Eco-Modified MR2: (1 of our vessels)
	TCE	16,046	13,596	13,475	11,785
	Opex	6,989	5,978	6,669	6,768
	Utilization %	91.2%	100.0%	94.5%	83.6%
Standard MR2: (1 of our vessels)
	TCE	12,788	7,751	11,483	10,944
	Opex	5,628	5,513	5,778	5,830
	Utilization %	100.0%	96.7%	98.3%	98.3%
Small Tankers: (2 of our vessels)
	TCE	7,969	7,712	6,380	6,391
	Opex	5,171	5,234	4,942	5,346
	Utilization %	87.9%	80.2%	86.5%	75.7%
Fleet: (6 vessels)
	TCE	11,648	10,208	10,752	10,419
	Opex	5,830	5,566	5,661	5,836
	Utilization %	92.3%	91.4%	90.6%	86.8%

Conference Call and Webcast

We will host a conference call to discuss our results at 9:00 a.m., Eastern Time, on August 10, 2018.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or (+44) (0) 1452 542 301 (Standard International Dial In). Please quote “Pyxis Tankers.”

A telephonic replay of the conference call will be available until Friday, August 17, 2018. The United States replay number is 1 (866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 550 000 and the access code required for the replay is: 5478965#.

A live webcast of the conference call will be available through our website (http://www.pyxistankers.com) under our Events & Presentations page. Webcast participants of the live conference call should register on the website approximately 10 minutes prior to the start of the webcast and can also access it through the following link:

https://event.on24.com/wcc/r/1773410/8B3933BDB474EC221A40D2226B770427

An archived version of the webcast will be available on the website within approximately two hours of the completion of the call.

11

About Pyxis Tankers Inc.

We own a modern fleet of six tankers engaged in seaborne transportation of refined petroleum products and other bulk liquids. We are focused on growing our fleet of medium range product tankers, which provide operational flexibility and enhanced earnings potential due to their “eco” features and modifications. We are positioned to opportunistically expand and maximize our fleet due to competitive cost structure, strong customer relationships and an experienced management team whose interests are aligned with those of its shareholders. For more information, visit: http://www.pyxistankers.com.

Pyxis Tankers Fleet (as of August 6, 2018)

			Carrying			Charter	Anticipated
			Capacity	Year	Type of	Rate	Redelivery
Vessel Name	Shipyard	Vessel Type	(dwt)	Built	Charter	(per day) (1)	Date
Pyxis Epsilon	SPP / S. Korea	MR	50,295	2015	Spot	n/a	n/a
Pyxis Theta	SPP / S. Korea	MR	51,795	2013	Spot	n/a	n/a
Pyxis Malou	SPP / S. Korea	MR	50,667	2009	Time	$14,000	Aug. 2018
Pyxis Delta	Hyundai / S. Korea	MR	46,616	2006	Spot	n/a	n/a
Northsea Alpha	Kejin / China	Small Tanker	8,615	2010	Spot	n/a	n/a
Northsea Beta	Kejin / China	Small Tanker	8,647	2010	Spot	n/a	n/a
			216,635

1) This table shows gross rates and does not reflect any commissions payable.

Our next drydocking is for the Pyxis Theta, scheduled in the third quarter of 2018.

12

Forward Looking Statements

This press release includes “forward-looking statements” intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. These statements include statements about our plans, strategies, financial performance, prospects or future events and involve known and unknown risks that are difficult to predict. As a result, our actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements by the use of words such as “may,” “could,” “expect,” “seek,” “predict,” “schedule,” “project,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “potential,” “position,” “continue,” “likely,” “will,” “would” and variations of these terms and similar expressions, or the negative of these terms or similar expressions. Such forward-looking statements are necessarily based upon estimates and assumptions that, while considered reasonable by us and our management team, are inherently uncertain. A more complete description of these risks and uncertainties can be found in our filings with the U.S. Securities and Exchange Commission, including under the caption “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2017. We caution you not to place undue reliance on any forward-looking statements, which are made as of the date of this press release. We undertake no obligation to update publicly any of these forward-looking statements to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements, except to the extent required by applicable laws.

Company

Pyxis Tankers Inc.

59 K. Karamanli Street

Maroussi 15125 Greece

info@pyxistankers.com

Visit our website at www.pyxistankers.com

Company Contact

Henry Williams

Chief Financial Officer

Tel: +30 (210) 638 0200 / +1 (516) 455-0106

Email: hwilliams@pyxistankers.com

Source: Pyxis Tankers Inc.

13